Solera National Bancorp, Inc.
924 W. COLFAX AVE., SUITE 301
DENVER, COLORADO 80204
(303) 339-2753
FACSIMILE (303) 339-2661

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Solera National Bancorp, Inc. Prospectus on Form SB-2 Filed April 5, 2006 File No. 333-133004 Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Solera National Bancorp, Inc. (the "Company") hereby applies for the withdrawal of its registration statement on Form SB-2, File No. 333-133004, which was filed on April 5, 2006 (the "Registration Statement").

Such withdrawal is requested as the Company has withdrawn its application for a national bank charter for its subsidiary bank with the Office of the Comptroller of the Currency.

The Registration Statement was declared effective by the Commission on July 3, 2006. However, no sales of any of the Company's securities have been completed, nor has the prospectus been distributed.

Accordingly, the Company respectfully requests that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments please contact the Company's legal counsel, Peter G. Weinstock, at (214) 855-4746.

Very truly yours,

SOLERA NATIONAL BANCORP, INC.

/s/ James Perez Foster
By:    James Perez Foster
          President